UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K

_____________________

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number: 001-40816

_____________________

Argo Blockchain plc
(Translation of registrant’s name into English)
_____________________

Eastcastle House
27/28 Eastcastle Street
London W1W 8DH
England
(Address of principal executive office)
_____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No. 1	Description Q1 2023 Results dated 06 June 2023

Press Release

6 June 2023

Argo Blockchain plc

("Argo" or "the Company")

Q1 2023 Results (Unaudited)

Argo Blockchain plc (LSE: ARB; NASDAQ: ARBK), a global leader in cryptocurrency mining, is pleased to announce its unaudited financial results for the quarter ended 31 March 2023. All $ amounts are in United States Dollars ("USD") unless otherwise stated.

Q1 2023 Financial Results

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The Company ended the quarter with $14.2 million of cash on its balance sheet, along with 85 Bitcoin or Bitcoin Equivalent (together, "BTC") in its HODL
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Revenue of $11.4 million, an increase of 15% compared to Q4 2022
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Net loss of $8.7 million
●
Adjusted EBITDA of $1.6 million
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Total BTC mined in the quarter was 491, or 5.3 BTC per day
●
Mining margin percentage for the quarter was 49%, an increase from a 35% mining margin percentage in Q4 2022
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Reduced operating costs and expenses by 70% compared to the quarterly average in the second half of 2022
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Reduced finance costs by 63% compared to the quarterly average in the second half of 2022

Management Commentary

Seif El-Bakly, Interim Chief Executive Officer of Argo, said: "The Argo team is moving ahead with a focus on financial discipline, operational excellence, and growth and strategic partnerships. To support these initiatives, we recently strengthened our finance team and appointed Jim MacCallum, CPA, CFA as Chief Financial Officer."

"In terms of financial discipline, we are taking a much more critical view of all operating expenses, and we've implemented a robust internal process aimed at reducing non-mining operating expenses. Compared to 2022, we've reduced our expenses by 70%. We are also evaluating options to strengthen our balance sheet."

During the first quarter, Argo successfully transitioned the Helios facility to Galaxy Digital.  In addition, the average all-in price of power and hosting was lower than the previous guidance of $0.05 - $0.055 per kilowatt-hour for the quarter.

Moving forward, Argo expects to receive and install "BlockMiner" machines later this year at its Quebec facilities. This is expected to increase the Company's total hashrate to approximately 2.8 EH/s.

Earnings Conference Call

Argo will host a conference call to discuss its results at 10:00 ET / 15:00 BST today, Tuesday 6 June 2023. The live webcast of the call can be accessed via the Investor Meet Company platform.

Investors can sign up to Investor Meet Company and add Argo Blockchain via the following link: https://www.investormeetcompany.com/argo-blockchain-plc/register-investor

Investors already following Argo Blockchain on the Investor Meet Company platform will be invited automatically.

Inside Information and Forward-Looking Statements

This announcement contains inside information and includes forward-looking statements which reflect the Company's current views, interpretations, beliefs or expectations with respect to the Company's financial performance, business strategy and plans and objectives of management for future operations. These statements include forward-looking statements both with respect to the Company and the sector and industry in which the Company operates. Statements which include the words "remains confident", "expects", "intends", "plans", "believes", "projects", "anticipates", "will", "targets", "aims", "may", "would", "could", "continue", "estimate", "future", "opportunity", "potential" or, in each case, their negatives, and similar statements of a future or forward-looking nature identify forward-looking statements. All forward-looking statements address matters that involve risks and uncertainties because they relate to events that may or may not occur in the future, including the risk that the Company may receive the benefits contemplated by its transactions with Galaxy, the Company may be unable to secure sufficient additional financing to meet its operating needs, and the Company may not generate sufficient working capital to fund its operations for the next twelve months as contemplated. Forward-looking statements are not guarantees of future performance. Accordingly, there are or will be important factors that could cause the Company's actual results, prospects and performance to differ materially from those indicated in these statements. In addition, even if the Company's actual results, prospects and performance are consistent with the forward-looking statements contained in this document, those results may not be indicative of results in subsequent periods. These forward-looking statements speak only as of the date of this announcement. Subject to any obligations under the Prospectus Regulation Rules, the Market Abuse Regulation, the Listing Rules and the Disclosure and Transparency Rules and except as required by the FCA, the London Stock Exchange, the City Code or applicable law and regulations, the Company undertakes no obligation publicly to update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. For a more complete discussion of factors that could cause our actual results to differ from those described in this announcement, please refer to the filings that Company makes from time to time with the United States Securities and Exchange Commission and the United Kingdom Financial Conduct Authority, including the section entitled "Risk Factors" in the Company's Annual Report on Form 20-F.

Non-IFRS Measures

Bitcoin and Bitcoin Equivalent Mining Margin and Adjusted EBITDA are financial measures not defined by IFRS. We believe Bitcoin and Bitcoin Equivalent Mining Margin and Adjusted EBITDA have limitations as analytical tools. In particular, Bitcoin and Bitcoin Equivalent Mining Margin excludes the depreciation of mining equipment and so does not reflect the full cost of our mining operations, and it also excludes the effects of fluctuations in the value of digital currencies and realized losses on the sale of digital assets, which affect our IFRS gross profit. Further, Adjusted EBITDA removes such effects of our capital structure, asset base and tax consequences, but additionally excludes any unrealized foreign exchange gains or losses, stock-based compensation charges and other one-time impairments and costs that are not expected to be repeated in order to provide greater insight into the cash flow being produced from our operating business, without the influence of extraneous events. These measures should not be considered as an alternative to gross margin or net income/(loss), as applicable, determined in accordance with IFRS, or other IFRS measures. These measures are not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these measures in isolation from, or as a substitute analysis for, our gross margin or net income/(loss), as applicable, as determined in accordance with IFRS.

GROUP STATEMENT OF COMPREHENSIVE INCOME

Figures in '000 except per share	Three Months Ended March 31, 2023	Three Months Ended March 31, 2022	Six Months Ended December 31, 2022
	$	$	$

Revenues	11,438	19,515	24,979
Direct costs	(5,799)	(4,596)	(16,647)
Mining margin	5,639	14,919	8,332
Depreciation of mining equipment	(6,116)	(6,961)	(6,887)
Change in fair value of digital currencies	(79)	(6,039)	(1,502)
Gross profit (loss)	(556)	1,919	(57)

Operating costs and expenses	(4,054)	(4,173)	(21,300)
Restructuring	(806)	-	(11,593)
Foreign exchange	1,300	5,705	8,444
Depreciation/amortisation	(323)	(205)	(7,295)
Share based compensation	(958)	(1,423)	(2,553)
Operating profit (loss)	(5,397)	1,823	(34,354)

Fair value gain/(loss) of investments	-	(174)	(53)
Fair value revaluation of contingent consideration	-	2,742	-
Loss on sale of subsidiary and investment	-	-	(54,325)
Loss on disposal of fixed assets	-	-	(22,702)
Finance costs	(3,313)	(2,442)	(17,945)
Other income	-	-	3,641
Impairment of tangible fixed assets	-	-	(54,574)
Impairment of intangible assets	-	-	(5,038)
Equity accounted loss from associate	-	-	(5,298)
Profit/(loss) before taxation	(8,710)	1,949	(190,648)

Tax credit / (expense)	-	117	(7,284)

Profit/(loss) after taxation	(8,710)	2,066	(197,932)
Other comprehensive income
Items which may be subsequently reclassified to profit or loss:
Currency translation reserve	-	(17,170)	9,544
Total other comprehensive income (loss), net of tax	-	(17,170)	9,544

Total comprehensive loss attributable to the equity holders of the Company	(8,710)	(15,104)	(188,387)

Earnings per share attributable to equity owners
Basic earnings/(loss) per share	$(0.018)	$0.004	$(0.414)
Diluted earnings/(loss) per share	$(0.018)	$0.004	$(0.414)

The income statement has been prepared on the basis that all operations are continuing operations.

GROUP STATEMENT OF FINANCIAL POSITION
As at
	March 31, 2023	December 31, 2022
Figures in '000	$	$

ASSETS
Non-current assets
Investments at fair value through profit or loss	417	414
Investments accounted for using the equity method	2,933	2,863
Intangible fixed assets	2,106	2,103
Property, plant and equipment	71,106	76,991
Right of use assets	525	525
Total non-current assets	77,087	82,896

Current assets
Cash and cash equivalents	14,244	20,092
Trade and other receivables	7,652	6,802
Digital assets	20	443
Total current assets	21,916	27,337

Total assets	99,003	110,233

EQUITY AND LIABILITIES
Equity
Share Capital	590	576
Share Premium	177,541	173,334
Share based payment reserve	9,358	8,201
Currency translation reserve	1,339	2,132
Accumulated surplus / (deficit)	(183,344)	(170,495)
Total equity	5,484	13,748

Current liabilities
Trade and other payables	7,504	10,021
Loans and borrowings	12,499	11,605
Deferred tax	2,165	2,647
Lease liability	5	5
Total current liabilities	22,173	24,278
Non-current liabilities
Deferred tax	8,134	7,942
Issued debt - bond	37,824	37,809
Loans	24,848	25,916
Lease liability	540	540
Total liabilities	93,519	96,485

Total equity and liabilities	99,003	110,233

GROUP STATEMENT OF CASH FLOWS
For the three months ended 31 March

2023
Figures in '000	$
Cash flows from operating activities
Loss before tax	(8,710)
Adjustments for:
Depreciation/Amortisation	6,439
Foreign exchange	(1,301)
Finance costs	3,313
Fair value change in digital assets through profit or loss	79
Share based payment expense	958
Cash flow from operating activities before working capital changes	778

Working capital changes:
Increase in trade and other receivables	(685)
Decrease in trade and other payables	(3,345)
Decrease in digital assets	356
Net cash used in operating activities	(2,895)

Investing activities
Purchase of tangible fixed assets	(329)
Net cash used in investing activities	(329)

Financing activities
Loan repayments	(364)
Interest paid	(2,728)
Net cash generated used in financing activities	(3,092)

Net decrease in cash and cash equivalents	(6,316)
Effect of foreign exchange on cash Cash and cash equivalents at beginning of period	468 20,092
Cash and cash equivalents at end of period	14,244

The table below reconciles Adjusted EBITDA to net income/(loss), the most directly comparable IFRS measure, for the three months ended 31 March 2023 and three months ended 31 March 2022.

	2023	2022
Figures in '000	$	$

Net income/(loss)	(8,710)	2,066

Interest expense	3,313	2,442
Depreciation / amortisation	6,439	7,168
Income tax (credit) / expense	-	(117)
EBITDA	1,042	11,559
Change in fair value of digital currencies	79	6,039
Impairment of intangible assets	-	703
One-time restructuring costs	806	-
Foreign exchange gain	(1,300)	(5,705)
Share based payment charge	958	1,423
Adjusted EBITDA	1,585	14,019

For further information please contact:

Argo Blockchain
Investor Relations	ir@argoblockchain.com
finnCap Ltd
Corporate Finance Jonny Franklin-Adams Seamus Fricker Joint Corporate Broker Sunila de Silva	+44 207 220 0500
Tennyson Securities
Joint Corporate Broker Peter Krens	+44 207 186 9030
Tancredi Intelligent Communication UK & Europe Media Relations
Salamander Davoudi Emma Valgimigli Fabio Galloni-Roversi Monaco Nasser Al-Sayed	argoblock@tancredigroup.com

About Argo:

Argo Blockchain plc is a dual-listed (LSE: ARB; NASDAQ: ARBK) blockchain technology company focused on large-scale cryptocurrency mining. With mining facilities in Quebec, mining operations in Texas, and offices in the US, Canada, and the UK, Argo's global, sustainable operations are predominantly powered by renewable energy. In 2021, Argo became the first climate positive cryptocurrency mining company, and a signatory to the Crypto Climate Accord. For more information, visit www.argoblockchain.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 06 June,2023	ARGO BLOCKCHAIN PLC By: Name: Peter Wall Title: Chief Executive Officer Name: David Zapffe Title: General Counsel